UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND
AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

PASHMINADEPOT.COM, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

70260Q 10 0

(CUSIP Number)

Michael Hirschberg, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  5 Pages)

CUSIP No. 70260Q 10 0	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Yves Ducommun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.56% (1)
14	TYPE OF REPORTING PERSON IN

(1)  Based on 76,197,145 outstanding shares of common stock of the Company as of October 19, 2009, as set forth in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 22, 2009.

CUSIP No. 70260Q 10 0	Page 3 of 5 Pages

Item 1.      Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Pashminadepot.com, Inc. (the “Company”), a Florida corporation.  The address of the Company’s principal executive offices is Biopole, Route de la Corniche, 1066 Epalinges, Switzerland.

Item 2.       Identity and Background

(a)	This Statement is filed by Yves Ducommun (the “Reporting Person”).

(b)	The business address of the Reporting Person is Biopole, Route de la Corniche, 1066 Epalinges, Switzerland.

(c)	The Reporting Person is the Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Switzerland.

Item 3.      Source and Amount of Funds or Other Consideration.

The 5,000,000 shares of Common Stock of the Company reported herein as being held by the Reporting Person were acquired in accordance with that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) dated September 10, 2009 among the Company, SwissINSO SA, the Reporting Person and the other shareholders of SwissINSO SA, pursuant to which the Company acquired 100% of the shares of SwissINSO SA from the Reporting Person and the other shareholders of SwissINSO SA.  The 5,000,000 shares of Common Stock of the Company reported herein were acquired by the Reporting Person in exchange for his 10 shares of SwissINSO SA.

Item 4.       Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock of the Company reported herein solely for investment purposes.  Except as set forth herein, the Reporting Person has no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

CUSIP No. 70260Q 10 0	Page 4 of 5 Pages

Item 5.      Interest in Securities of the Issuer.

(a)     The Reporting Person beneficially owns 5,000.000 shares of Common Stock of the Company, constituting 6.56% of the 76,197,145 outstanding shares of Common Stock of the Company as of October 19, 2009, as set forth in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 22, 2009.

(b)     The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock of the Company reported herein.

(c)     The shares of Common Stock of the Company reported herein were all acquired on October 19, 2009 in connection with the consummation of the transactions set forth in the Stock Purchase Agreement.  There were no other transactions in the Common Stock of the Company effected by the Reporting Person during the sixty days prior to the date of filing of this Schedule 13D.

(d)     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Person.

(e)     Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Not Applicable.

Item 7.      Material to be Filed as Exhibits.

Not Applicable

CUSIP No. 70260Q 10 0	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2009

/s/ Yves Ducommun
Yves Ducommun